SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 14, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated March 14, 2019, the Company reported that its Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comision Nacional de Valores.

To make such decision, the Board of Directors has taken into account that there is a notable difference between the fair value of the assets of the Company, determined by independent appraisers, and the market price of the shares on the market, which does not reflect the value or economic reality that they have today, resulting in detriment of the interests of the shareholders of the Company.

         Consequently, the Board of Directors on the basis of the aforementioned arguments, with the absence of objections from the Audit Committee and the favorable opinion of the Supervisory Committee and independent accountant, has arranged for the Company to acquire its own shares under the terms of Article 64 of the Law Nº 26,831 and the CNV Regulations, in order to contribute to the reduction of the existing gap between the implicit value of the Company, based on the value of the assets, and the value the Company, based on the quoted price of its shares, with a view to contribute to its strengthening in the market. In line with this, the Board of Directors has established the following terms and conditions for the acquisition of own shares issued by the Company:

(i)	Maximum amount of the investment: Up to ARS 300,000,000.

(ii)
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, as established by the applicable argentine laws and regulation, in the form of common shares or American Depositary Shares, percentage that is within the maximum limit of 10% of the Company's capital stock, in accordance with the provisions of the applicable regulations.

(iii)
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

(iv)
Payable Price: Up to USD 15,5 per ADS and up to a maximum value in Pesos equivalent to the maximum price per ADS divided by 10 (ten) and multiplied by the value of the buyer exchange rate of the Argentine National Bank in force at the time of earch repurchase. The maximum price could be modified by the Board of Directors, after proper communication to the CNV and the market.

(v)
Period in which the acquisitions will take place: until 90 (ninety) days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange ("BCBA" ), by account and order of Bolsas y Mercados Argentinos SA ("BYMA") in accordance with the delegation of powers established in Resolution No. 18,629 of the CNV, subject to any renewal or extension of the term, which will be reported to the investing public.

(vi)
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company and /or freely available reserves and / or facultative reserves. The Company has the liquidity and is solvent enough to make the aquisitions without affecting the solvency of the Company as follows from the quarterly financial statements of the Company as of December 31, 2018 and the report of the independent accountant made for this purpose.

(vii)	Outstanding Shares: 501,642,804 common shares as of December 31,2018. nominal value ARS 1 with right of 1 vote/share, of which 4,823,884 are in the portfolio.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 14, 2019